

July 14, 2023

Alec Waugh
General Counsel
Vast Solar Pty Ltd
226-230 Liverpool Street
Darlinghurst, NSW 2010
Australia

> **Re: Vast Solar Pty Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed June 29, 2023**
> **File No. 333-272058**

Dear Alec Waugh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2023, letter.

Amendment No. 1 to Registration Statement on Form S-4 filed June 29, 2023

Unaudited Pro Forma Combined Financial Information
Anticipated Accounting Treatment, page 197

1. We note your response to prior comment 11. In order to help us further understand your accounting for the Earnout Shares to be issued to eligible Vast shareholders upon occurrence of certain triggering events, please provide the following:
    - Please help us understand how you determined whether your earnout arrangement is a part of the exchange for the acquiree or is a transaction separate from the business combination. Please specifically provide an understanding of why the acquisition arrangement includes a provision for these earn-outs, who initiated the arrangement

and when the parties entered into the arrangement;
- Please help us understand if this earnout arrangement include remuneration, contingent consideration or other separate elements by explaining the terms of the agreements and the relationships with VAST shareholders;
- Please tell us how you determined whether these Earnout Shares are included within the scope of IAS 32 rather than IFRS 2. Please specifically address how you evaluated these Earnout Shares given that Vast was determined to be the accounting acquirer in this transaction; and
- Please also address how you determined that your prior evaluation of these Earnout shares would not have an impact on the proforma statement of profit or loss for the periods presented.

Please cite the accounting literature used to support your conclusions.

General

2.   We note that you are registering 3,900,000 Founder Shares that represent Sponsor Earnback Shares. Please explain why you think it is appropriate to register these shares at this time.

    You may contact Ernest Greene at 202-551-3733 or Stephany Yang at 202-551-3167 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing